SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 1)*

Lucas Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

549333300

(CUSIP Number)

Richard N. Azar, II P.O. Box 6172 San Antonio, Texas 78209 Telephone: (210) 829-7151

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

___________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.

CUSIP: 549333300

1.	NAMES OF REPORTING PERSONS RAD2 Minerals, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)
(b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,837,385 shares of Common Stock (includes 1,428,000 shares issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,837,385 shares of Common Stock (includes 1,428,000 shares issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,837,385 shares of Common Stock (includes 1,428,000 shares issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP: 549333300

1.	NAMES OF REPORTING PERSONS RAD2 Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,837,385 shares of Common Stock (includes 1,428,000 shares issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,837,385 shares of Common Stock (includes 1,428,000 shares issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,837,385 shares of Common Stock (includes 1,428,000 shares issuable upon conversion of 200,000 shares of Series B Redeemable Convertible Preferred Stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP: 549333300

1.	NAMES OF REPORTING PERSONS Segundo Resources, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	414,120 shares of Common Stock (issuable upon conversion of 58,000 shares of Series B Redeemable Convertible Preferred Stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	414,120 shares of Common Stock (issuable upon conversion of 58,000 shares of Series B Redeemable Convertible Preferred Stock)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,120 shares of Common Stock (issuable upon conversion of 58,000 shares of Series B Redeemable Convertible Preferred Stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP: 549333300

1.	NAMES OF REPORTING PERSONS Richard N. Azar, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	6,012,502 shares of Common Stock (includes 1,842,120 issuable upon conversion of 258,000 shares of Series B Redeemable Convertible Preferred Stock)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	6,012,502 shares of Common Stock (includes 1,842,120 issuable upon conversion of 258,000 shares of Series B Redeemable Convertible Preferred Stock)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,012,502 shares of Common Stock (includes 1,842,120 issuable upon conversion of 258,000 shares of Series B Redeemable Convertible Preferred Stock)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP: 549333300

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Lucas Energy, Inc., a Nevada corporation (the “Issuer”), and amends the Schedule 13D filed on September 8, 2016 (the “Schedule 13D”). The principal executive offices of the Issuer are 450 Gears Road, Suite 860, Houston, Texas 77067.

This Amendment No. 1 is being filed by RAD 2 Minerals, Ltd., a Texas limited partnership (“RAD2”), RAD2 Management, LLC, a Texas limited liability company (“RAD2 LLC”), Segundo Resources, LLC, a Texas limited liability company (“Segundo”), and Richard N. Azar, II (“Azar”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

All information in Item 2 of the Schedule 13D remains the same.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The shares acquired by Azar since the Schedule 13D was filed were acquired via gift and the shares disposed of by Segundo since the Schedule 13D was filed were sold in a private sale.

Item 4.	Purpose of the Transaction.

All information in Item 4 of the Schedule 13D remains the same.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the close of business on November 10, 2016, the Reporting Persons beneficially own in aggregate 6,012,502 shares of Common Stock (which includes 1,842,120 shares of Common Stock issuable upon conversion of 258,000 shares of Series B Preferred Stock) representing 30% of the 20,369,047 shares of the Company’s issued and outstanding Common Stock on such date (when accounting for the issuance of 1,842,120 shares of Common Stock upon the conversion of the 258,000 shares of Series B Preferred Stock).

As of the close of business on November 10, 2016, RAD2 beneficially owns in aggregate 4,837,385 shares of Common Stock (which includes 1,428,000 shares of Common Stock issuable upon conversion of 200,000 shares of Series B Preferred Stock) representing 24% of the 19,954,927 shares of the Company’s issued and outstanding Common Stock on such date (when accounting for the issuance of 1,428,000 shares of Common Stock upon the conversion of the 200,000 shares of Series B Preferred Stock). By virtue of their relationship with RAD2 discussed in further detail in Item 2, each of RAD2 LLC and Azar may be deemed to beneficially own the shares of Series B Preferred Stock and Common Stock beneficially owned by RAD2.

CUSIP: 549333300

As of the close of business on November 10, 2016, Segundo beneficially owns in aggregate 414,120 shares of Common Stock (which shares of Common Stock are issuable upon conversion of 58,000 shares of Series B Preferred Stock), representing 2% of the Company’s 18,941,047 shares of issued and outstanding Common Stock on such date (when accounting for the issuance of 414,120 shares of Common Stock upon the conversion of the 58,000 shares of Series B Preferred Stock). By virtue of his relationship with Segundo discussed in further detail in Item 2, Azar may be deemed to beneficially own the shares of Series B Preferred Stock beneficially owned by Segundo.

A total of 18,526,927 shares of Common Stock were outstanding as of November 10, 2016, when not factoring in any conversion of Series B Preferred Stock.

(b)	Each of RAD2 LLC and Azar may be deemed to have shared power with RAD2, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by RAD2. Azar may be deemed to have shared power with Segundo, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by Segundo.

(c)	Except as noted herein, the Reporting Person has not engaged in any transaction involving the Common Stock during the past 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All information in Item 6 of the Schedule 13D remains the same.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among RAD2 Minerals, Ltd., RAD2 Management, LLC, Segundo Resources, LLC and Richard N. Azar II, dated September 7, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016

RAD2 Minerals, Ltd.

By: RAD2 Management, LLC, General Partner

/s/ Richard N. Azar, II
Richard N. Azar, II
Manager

RAD2 Management, LLC

/s/ Richard N. Azar, II
Richard N. Azar, II
Manager

Segundo Resources, LLC

/s/ Richard N. Azar, II
Richard N. Azar, II
Manager

/s/ Richard N. Azar, II
Richard N. Azar, II